Exhibit 21.1

LIST OF SUBSIDIARIES OF COACH, INC.

1.	Coach Services, Inc. (Maryland)

2.	504-514 West 34th Street Corp. (Maryland)

3.	Coach Leatherware International, Inc. (Delaware)

4.	Coach Stores Puerto Rico, Inc. (Delaware)

5.	Coach Japan Holdings, Inc. (Delaware)

6.	Coach Japan Investments, Inc. (Delaware)

7.	Coach Stores Canada Inc. (Canada)

8.	Coach International Holdings, Inc. (Cayman Islands)

9.	Coach Consulting (Shenzhen) Co. Limited (China)

10.	Coach Shanghai Limited (China)

11.	Coach International Limited (Hong Kong)

12.	Coach Manufacturing Limited (Hong Kong)

13.	Coach Hong Kong Limited (Hong Kong)

14.	Coach Europe Services S.r.l. (Italy)

15.	Coach Japan, Inc. (Japan)